CG Capital Markets, LLC

Statement of Financial Condition
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46710

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 Plaza Real Suite 225
(No. and Street)

Boca Raton   FL   33432
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Armand R. Pastine   212-402-1319
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, middle name)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___David W. House_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___CG Capital Markets, LLC_____, as

of _____December 31_____, 20 _17_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

President/COO

Title



ALISSA JACOBS
MY COMMISSION #FF168649
EXPIRES October 15, 2018
(407) 398-0153   FloridaNotaryService.com

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CG Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CG Capital Markets, LLC (the "Company") as of December 31, 2017, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2016.

March 1, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

CG Capital Markets, LLC
Statement of Financial Condition
At December 31, 2017

Assets

Cash and cash equivalents	$ 4,394,480
Clearing deposit	500,000
Securities owned and other marketable instruments	32,194,177
Receivables from employees	342,577
Prepaid expenses and other assets	319,281
Due from related parties	246,318
Fixed assets, at cost (net of accumulated depreciation of $44,909)	64,886
Total assets	$ 38,061,719

Liabilities and Member's Equity

Liabilities:	
Securities sold not yet purchased	9,588,823
Payable to clearing broker	22,310,623
Accounts payable and accrued liabilities	374,607
Total liabilities	32,274,053
Liabilities subordinated to the claims of general creditors	1,000,000
Member's equity	4,787,666
Total liabilities and member's equity	$38,061,719

See accompanying notes to the statement of financial condition.

NOTE 1 – Organization and Nature of Business

CG Capital Markets, LLC, (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ("SIPC").

The Company, a Delaware LLC, was formed in March 2015, as a result of the purchase, and conversion of, a Nevada corporation, Tag Securities, Inc., ("Tag") to that of a Delaware limited liability company, changing its name to CG Capital Markets, LLC. The Company is a wholly-owned subsidiary of CG Capital Markets Holdings, LLC, (the "Parent"), also a Delaware LLC. Related to this transaction was an agreement to sell the institutional fixed income business of Capital Guardian LLC, a North Carolina LLC, ("CG") under terms between Northern Star Capital Holdings, LLC, a Delaware limited liability company ("Seller"), and Theo Muller, owner of Frellum, LLC, a Delaware LLC, (the "Buyer") transferring all of the assets and personnel of CG's institutional fixed income business to Tag (now known as CG Capital Markets) on July 30, 2015, on which date trading operations for the new company commenced.

The Company's headquarters is located in Boca Raton, FL, with additional offices in New York, NY, and Red Bank, NJ. The Company specializes in fixed income proprietary trading, capital raising, and corporate advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease.

Revenue Recognition:
Principal Transactions on Securities Owned and Other Marketable Instruments /Securities Sold Not Yet Purchased
Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis with realized and unrealized gains and losses reported in principal transactions in the statement of operations. The Company utilizes the "first-in, first out" method as the basis for determining the average cost of securities owned and sold not yet purchased.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as part of the payable to clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Interest and Dividend

Interest revenues on fixed income securities owned and securities sold not yet purchased, including amortization of premiums and accretion of discounts, is recognized as earned or due. Dividend revenues are recognized as earned.

Investment Banking

Investment banking revenues include fees earned from providing commercial customers with Reg D private placement services, and corporate finance advisory services. Investment banking fees are accrued when earned.

Income Taxes:
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Estimates:
The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurements:
Securities are recorded at fair value in accordance with U.S. GAAP, Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value Measurements (continued):

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Preferred equities	$ 27,051			$ 27,051
Government securities	(3,380,443)			(3,380,443)
Corporate debt securities		$ 575,807		575,807
Certificates of deposit		8,349,631		8,349,631
Municipal securities		17,033,308		17,033,308
Total, net	$(3,353,392)	$25,958,746	$ 0	$22,605,354

	Level 1	Level 2	Level 3	Total
Long market value	$ 411,501	$ 31,782,676		$ 32,194,177
Short market value	(3,764,893)	(5,823,930)		(9,588,823)
Total, net	$(3,353,392)	$ 25,958,746	$ 0	$22,605,354

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and the Company's valuation based on observable and unobservable inputs. At December 31, 2017 there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3 under the fair value hierarchy for the year then ended.

During the year ended December 31, 2017, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

NOTE 3 – RECEIVABLE FROM/PAYABLE TO CLEARING BROKER

The clearing and depository operations for customers' and counterparties' securities transactions are provided by a clearing broker pursuant to a fully disclosed clearing agreement. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customers' and counterparties accounts introduced by the Company. At December 31, 2017, all customer accounts contained cash and fully paid for securities.

At December 31, 2017, the payable to the clearing organization consists of the following:

Financing of proprietary accounts	$ 22,595,166
Accrued interest receivable on positions held	(284,543)
	$ 22,310,623

NOTE 4 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 ("SEA"), which requires that Net Capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of Aggregate Indebtedness, as defined. At December 31, 2017, the Company's Net Capital was $2,286,810 which exceeded the requirements by $2,186,810 and the ratio of Aggregate Indebtedness to Net Capital was 0.16 to 1.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary trading positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.
In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event customers and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITMENTS

The Company has leases for office space in New York, NY, Red Bank, NJ, and Boca Raton, FL with lease termination dates of August 2021, August 2020, and October 2019, respectively. The future minimum rental payments on the various non-cancellable leases are as follows:

2018	$ 628,642
2019	632,447
2020	544,092
2021	321,272
	$ 2,126,453

NOTE 7 – CONCENTRATIONS

Based on management's assessment of its business, a large and diverse group of counterparties account for the majority of the Company's revenues in multiple product lines of the business. Customers are under no obligation to use the Company's services. These product lines include securities trading, capital raising, and advisory services. Accordingly, these customers may direct their trading activities and investment banking needs to other broker-dealers or traders at any time. The loss of, or a significant reduction in demand for, the Company's services from any of these customers would not have a material adverse effect on the Company.

NOTE 8 – INCOME TAXES

The Company is generally not taxable for federal, state, and local income tax purposes. As a single-member limited liability company, the Company's taxable income or loss is passed through to the Parent and, in turn, allocated to the Parent's members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in this financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. For the years ended December 31, 2015 through 2017, the Company can still be examined by the taxing authorities.

NOTE 9 – EXEMPTION FROM SEA RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEA Rule 15c3-3 under Section (k)(2)(ii), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities and introduces all securities transactions to a clearing broker on a fully-disclosed basis.

NOTE 10 – SUBORDINATED BORROWINGS

The Company has liabilities subordinated to the claims of general creditors in the amount of $1,000,000 consisting of cash subordinations, bearing interest at 10% per annum, due to mature in 2019.

NOTE 11 – RECEIVABLES FROM EMPLOYEES

Receivables from employees represents draws, advances, and trader deficit balances due to the Company. The Company evaluated the collectability of the receivables and determined that no allowance for possible uncollectible receivables was necessary as of December 31, 2017.

NOTE 12 – RELATED PARTY TRANSACTIONS

During 2017, the Company paid certain expenses on behalf of the Parent and loaned the Parent monies totaling approximately $68,000. As of December 31, 2017, the Company has a receivable from its Parent in the amount of approximately $135,000.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 1, 2018, the date that this financial statement was issued. Based on the evaluation, no adjustments were required to the financial statement as of December 31, 2017.